Exhibit 99.4

TAOMEE HOLDINGS LIMITED TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF TAOMEE HOLDINGS LIMITED Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting. FOLD AND DETACH HERE FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Resolution 1 Resolution 4 Resolution 2 Resolution 5 Resolution 3 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. Address Change Mark box, sign and indicate changes/comments below: PLEASE NOTE: Marking this box voids any other instructions indicated above. Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS 1. That Mr. Crow Zhen Wei be re-elected as a Class B Director of the Company 2. That Mr. Shengwen Rong be re-elected as a Class B Director of the Company 3. That Mr. George Kuan be re-elected as a Class B Director of the Company 4. That Deloitte Touche Tohmatsu Certified Public Accountants LLP be appointed as the independent auditor of the Company for the fiscal year ending December 31, 2013 5. That each of the Directors be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit TAOMEE HOLDINGS LIMITED JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that an Annual General Meeting (the “Meeting”) of Taomee Holdings Limited (the “Company”) will be held at 10:00 a.m. (Beijing Standard Time), on Tuesday, July 23, 2013, at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may check the box instructing the Depositary to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., July 19, 2013. Only the registered holders of record as of the close of business on June 21, 2013, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADSs representing Ordinary Shares of the Company, of record on June 21, 2013, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by such ADSs, in accordance with the instructions given below. Please visit the following URL link to access the AGM materials on-line: http://origin-phoenix.corporate-ir.net/staging/phoenix.zhtml?c=243417&p=irol-agm&genphase2 NOTE: In order to have the aforesaid securities voted, this Voting Instruction Card MUST be returned before 12:00 p.m., July 19, 2013. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.